Exhibit 1 Transcript from April 4, 2012 broadcast of Bloomberg West

Exhibit 1

Host: Yahoo!'s most vocal shareholder is already criticizing the latest round of layoffs. Third Point, led by outspoken hedge fund manager Dan Loeb said it’s disappointed that CEO Scott Thompson made the cuts before laying out a "strategic plan” and that shareholders deserve management with vision. The struggling internet giant is laying off 2,000 people or 14% of its work force. Yahoo! has gone through layoffs before, but this is one of the biggest sets ever in the company's history.  In a statement, Thompson said, “We are intensifying our efforts on our core businesses and redeploying resources to our most urgent priorities. Unfortunately, reaching that goal requires the tough decision to eliminate positions.”  Yahoo shares closed slightly up today.  The company says the layoffs will save $375 million annually. For more on that, let's bring in our editor at large, Cory Johnson. Cory, Yahoo!’s going to have to pay a lot of people a lot of severance. Why does this actually make sense?

Mr. Johnson: All right, let’s look at the most perverse thing in the world, right.  Horrible news for 2,000 people at Yahoo!  When you see layoffs quite often this perversely happens when the market reacts and the stock goes up and it just seems evil.  I want to show you what Wall Street thinks about the basic concept of a layoff.  So here’s the expected revenues for Yahoo! in the next four years.  Again these are analyst expectations; they’re probably wildly wrong but let's just use this as a benchmark. Your looking at, what, $4.8 billion, nearly $5 billion, right up to about $5.1 billion four years out.  So now look at the current expected operating profit.  So there’s your operating profit, that's, you know, the revenues, that’s your cost of goods, if you will, and your operating profit what you see going forward for the next four years.  Again, the expectations of Wall Street, not great increases in operating, even though revenues grow.  Now add in the expected benefit of these jobs.  Now, Yahoo! is telling us $375 million of savings every year.  This year will be a cost of about half of that for severance charges.  But, add in that extra operating profit for each of these years you start to see a more profitable business. That’s making the assumption that all of the revenues continue to come into the company.  So look at the increase that you see in operating profit in each one of those years if these savings are true savings and there is no effect to revenues.  Look at the change here, if you will, of the percentage changes, if we can switch to the next slide there 32% in the current year, 46%, 45%, 47%.  So a substantial increase in operating profit if these job cuts work.  But the big assumption there is that it has no effect on revenues.

Host: Cory, who out there believes that this is actually going to work?  As we said, Yahoo! has gone through significant layoffs before for the goal of turning the company around.

Mr. Johnson: We didn’t see the kind of market reaction sometimes that surprise layoffs can give.  Now these weren’t  a total surprise, but the market didn’t, the stock didn’t jump.  Dan Loeb, of course, was furious about this because there wasn’t enough strategy change.  It was the suggestion that one of every ten Yahoo! workers did nothing, created no valuable content, brought in no revenues of any kind so that you can just get rid of them without any effect on the business.  If that’s true, it’s a brilliant move.  But, it seems to me, there’s something that’s got to be a little tougher than that in terms of fixing Yahoo! and Scott Thompson has not articulated that vision.

Host: Right, a lot of pressure on Scott Thompson.  Thank you, Cory.  Slashing two thousand jobs may cut costs, but will this actually help turn Yahoo! around?  To help answer that question, we turn to Larry Haverty, portfolio manager at GAMCO Investors and a Yahoo shareholder.  He joins us now from West Newton, Massachusetts.  So, Larry, is this going to work?  Is this what Yahoo! needs?

Mr. Haverty: I don’t really think it will, Emily.  Pretty simple reason, if you're going to turn around the business, you need revenue growth and I agree with Dan.  The problem here is that Scott hasn’t laid out how we get the revenue growth and Yahoo! gave away its prime revenue growth jewel when they formed the joint venture with Microsoft in search, and that’s doing nicely.  The share of the joint venture is increasing, but there's nothing left here that’s growing and no plan in front of the investors to see how that happens.  So, I’m very skeptical.  I don’t believe the $375 million in savings is going to flow anywhere near the EBITD line.  And I think we need further clarification.  And at the end of the day, I think, as I have for a couple of years now, that the only strategy here is to sell the company.

Host: Are you with Dan Loeb generally?  Do you agree with most of the things he says in this sort of crusade he has been waging?

Mr. Haverty: Well, I think all Dan’s saying is that he’d like this to be run as a well-managed internet company, like Google or eBay. There is nothing here that’s rocket science.  You want, you’re in a market that’s growing very rapidly, internet advertising.  The company has relentlessly lost share, its relentlessly changed strategies.  I don’t think anyone on the planet could describe in a succinct sentence, I certainly can’t, what Yahoo! is.  And what it is, is something that needs to be in another company in the internet.  I think my best candidate for that has been and will be Microsoft.

Host: Yahoo! certainly is trying to find itself here.  Scott Thompson said he’s going to focus on the urgent priorities.  What do you think those priorities should be?

Mr. Haverty: Well, I think the urgent priority is to figure out how to get peace with Jack Ma at Alibaba. One of the reasons we’re attracted to this is the hidden value, which now, Emily, is not hidden. Yahoo! has made, on paper, about 10 times its investment in Alibaba, which started out at $1.5 billion, I think, and is now probably worth somewhere between $12 and $15 billion, if you mark it to market on the last transaction that took place.  And, the Yahoo! shareholders know nothing about what’s going on there.  Ma is very very secretive.  And, if Thomson can unlock this value, at least in the communication sense, I think the market would give him a hall pass to try to improve the operations, which will take time.  But we’ve heard nothing about improving relationships with Ma.  We’ve heard nothing about trying to do some John Malone- type financial engineering.  We’ve basically heard nothing about nothing.  And I can totally understand why Dan Loeb is furious.  I think any investor in this company deserves better.  These are wonderful assets; they’re in a wonderful business.  And it’s just criminal that they can’t be parked somewhere where the shareholders can make a little more money.  And I am sympathetic for the employees of the company, but the fact of the matter is, this is the fifth or sixth restructuring, and after a while, we're going to have to try something other than getting rid of "supposedly” unproductive people; which, I doubt there is unproductiveness according to analysis suggests.

Host: Larry, what about this patent issue.  Scott went out on a limb, filed this patent lawsuit against Facebook; outcry in Silicon Valley that this was sort of an anti-innovation move.  Facebook has fired back.  Do you think that, you know, was a good move by Scott Thompson?

Mr. Haverty: Well, I think that the patent situation is very difficult.  I listened to a presentation by Tim Armstrong at AOL and he made a pretty persuasive case that AOL had some very very valuable patents and I think Yahoo!, since it was with AOL at the founding of the internet, from the point of view of public companies, probably has some very valuable patents that could be worth something.  We’ve seen what Google paid for the Motorola patent.  So there’s some value here, but, Emily, you don’t need this you don’t need the lawyer fees that go with this.  There's plenty of hidden value in Yahoo! right now.  What we've got to do is work with what we've got.  We’ve got tremendous value in Alibaba.  How do we monetize it?  We’ve got tremendous value in Yahoo! Japan.  How do we monetize it in a tax effective manner?  We’ve got a beach front business in the fastest growing part of media.  How do we get that to grow to gain market share rather than relentlessly be a share donor?  These are the critical issues and they're not being addressed.  And I think Dan Loeb is dead right.

Host: What about the media issue?  He did say he wanted to focus on building up the content in media business.  Gene Munster, analyst of Piper Jaffray suggested that Yahoo! should buy Hulu.  Is that something that you would support?

Mr. Haverty: Well, it would depend on the price.  But, you know, I think, Emily, that everybody knows the content is good; but knowing the content is good and being able to produce good content are two different things.  It’s a very very difficult trick.  Look at what happened to Netflix stock once Reed Hastings got into the content production business.  It hasn’t been very good for the shareholders.  So everyone is trying to produce the short-form content.  Google’s got a hundred channels going up on You Tube.  Everyone wants in.  I’m very very skeptical of content production and I think no one’s going to be buying Hulu on the cheap.  It’s a very very unique interesting property.  And the folks that own it, unfortunately, are well aware of its value.

Host: And many are skeptical that this is actually going to work. Larry Haverty of GAMCO Investors, thanks so much for joining us.

Mr. Haverty: Thanks, Emily.